1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 1, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

SECOND NOTICE OF THE 2005 ANNUAL GENERAL MEETING

The Company publishes the Second Notice in the PRC on 30 May 2006.

Details relating to net voting in the Second Notice are not applicable to holders of H shares of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (the “Company”) published the notice of the 2005 annual general meeting (“AGM”) on 9 May 2006 in Wen Wei Po and South China Morning Post of Hong Kong and the domestic China Securities Journal and Shanghai Securities News. As the AGM will give a platform to vote on the net to the holders of social public shares in the People’s Republic of China (the “PRC”), in accordance with the requirements of the China Securities Regulatory Commission in “Various Regulations Concerning the Strengthening of the Protection of the Interests of the Holders of Social Public Shares”, the Company publishes the second notice of the AGM (the “Second Notice”) in the PRC on 30 May 2006.

Save as the information already disclosed in the notice of AGM, the Second Notice further discloses information such as the matters to be attended to and the operational procedures in respect of the participation of the holders of social public shares in net voting.

Holders of H shares of the Company may refer to the Second Notice in full in the domestic China Securities Journal and Shanghai Securities News or the website of the Shanghai Stock Exchange (http://www.sse.com.cn) on 30 May 2006. Details relating to net voting in the Second Notice is not applicable to holders of H shares of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 30 May 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310